Kaye Scholer LLP
1999 Avenue of the Stars, Suite 1700
Los Angeles, California  90067-6048
310 788-1000
Fax 310 788-1200
www.kayescholer.com

June 14, 2010

John Reynolds
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hythiam, Inc.
Registration Statement on Form S-1
Filed on April 19, 2010
File No. 333-166289

Dear Mr. Reynolds:

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Hythiam, Inc. (the “Company”) on April 19, 2010.  The Company has authorized us to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in recent correspondence and telephone conversations.

As previously discussed, there is submitted herewith in electronic format for filing with the Commission, Amendment No. 3 to the Registration Statement which modifies the agent’s compensation and files the remaining exhibits.

In addition to the above changes, the Registration Statement includes some additional minor revisions.

A marked copy of the amended Registration Statement is being provided to you for ease of review.

We hope that this letter is responsive to your comments and resolves all open issues.  If you have any questions or require further information, please feel free to call me.

Sincerely,

Glenn D. Smith, Esq.

KAYE SCHOLER LLP

GDS:rb
Enclosure